Exhibit 99.1

PRESS RELEASE

Immatics Announces Changes to its Board of Directors

Tuebingen, Germany and Houston, Texas, May 26, 2021 – Immatics N.V. (NASDAQ: IMTX, “Immatics”), a clinical-stage biopharmaceutical company active in the discovery and development of T cell-redirecting cancer immunotherapies, today announced changes to its Board of Directors. Christof Hettich, L.L.D., Managing Partner and founding member of the dievini Hopp BioTech holding GmbH & Co. KG, has decided to step down from Immatics’ Board of Directors. He has been a member of Immatics’ Board of Directors since 2006. Former Immatics Board member Friedrich von Bohlen und Halbach, PhD, Managing Partner and co-founder of dievini Hopp BioTech Holding GmbH & Co. KG has been nominated to be his successor. The election will take place at Immatics’ Annual General Meeting on June 17, 2021.

Peter Chambré, Chairman of Immatics’ Board of Directors commented: “I would like to thank Christof Hettich on behalf of my fellow Board members and the Immatics’ management team for his tremendous contributions to the company for more than 15 years. He has been instrumental in the development of Immatics over this period. We would be delighted to welcome Friedrich von Bohlen und Halbach back to our Board of Directors.”

Dr. Friedrich von Bohlen und Halbach is Managing Partner and co-founder of dievini Hopp BioTech Holding GmbH & Co. KG., the company managing the life science activities and investments of Dietmar Hopp, co-founder of SAP, and his family. Friedrich von Bohlen und Halbach holds a diploma in biochemistry from the University of Zurich and a PhD in neurobiology from the Swiss Federal Institute of Technology (ETH) in Zurich. He held various positions at Fresenius AG, FAG Kugelfischer KGaA and WASAG Chemie AG. In 1997 he founded LION bioscience AG whose CEO he was for seven years. He is chairman of the Board of Apogenix AG and Novaliq GmbH, and board member of CureVac AG, Heidelberg Pharma AG and Co-Chair of the Evaluation Board of the Wyss Translational Center Zurich. Friedrich von Bohlen und Halbach is also co-founder and Managing Director of Molecular Health GmbH. Friedrich von Bohlen und Halbach has been a member of Immatics‘ Board of Directors from 2006 to 2020.

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About Immatics

Immatics combines the discovery of true targets for cancer immunotherapies with the development of the right T cell receptors with the goal of enabling a robust and specific T cell response against these targets. This deep know-how is the foundation for our pipeline of

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Adoptive Cell Therapies and TCR Bispecifics as well as our partnerships with global leaders in the pharmaceutical industry. We are committed to delivering the power of T cells and to unlocking new avenues for patients in their fight against cancer.

For regular updates about Immatics, visit www.immatics.com. You can also follow us on Twitter and LinkedIn.

For more information, please contact:

For media enquiries	Investor Relations Contact
Jacob Verghese or Stephanie May	John Graziano
Trophic Communications	Solebury Trout
Phone: +49 89 2388 7731	Phone: +1 646-378-2942
immatics@trophic.eu	jgraziano@soleburytrout.com

Immatics N.V.	Investor Relations Contact
Anja Heuer	Jordan Silverstein
Corporate Communications	Head of Strategy
Phone: +49 89 540415-606	Phone: +1 281-810-7545
media@immatics.com	InvestorRelations@immatics.com

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